U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the registrant: ASA Gold and Precious Metals Limited

Name of persons relying on exemption: Alexander Merk

Address of person relying on exemption: 555 Bryant St #455, Palo Alto, CA 94301

Axel Merk

5 5 5 B r y a n t S t # 4 5 5 • P a l o Al t o , CA 9 4 3 0 1

July 1, 2026

Contact: Axel Merk
(408) 475-0186

For Immediate Release:

Axel Merk calls on SEC to intervene at ASA Gold and Precious Metals Limited as
Saba-controlled Board terminates advisory agreement

ASA Board, with no precious metals mining experience, takes control of fund management

PALO ALTO, Calif., July 1, 2026 — Axel Merk, an ASA Gold and Precious Metals Limited (NYSE: ASA) shareholder, today called on the Securities and Exchange Commission to scrutinize the actions of ASA’s Board after the Board terminated Merk Investments LLC as the Fund’s investment adviser and moved portfolio management to an internal investment committee made up of Saba-controlled Board members.

“ASA’s Board has taken over management of a precious metals mining fund through an investment committee with zero precious metals mining experience,” said Mr. Merk, who owns more than 300,000 (or 1.7%) ASA shares.

The head of ASA’s internal investment committee is Paul Kazarian, who is also a partner of Saba Capital Management.

“Saba is an activist investor that hedges its investment in ASA. Saba’s interests are not aligned with those of ASA shareholders,” Mr. Merk said.

Mr. Merk added: “Shareholders are upset. Based on calls I have received, retail investors are furious because they invested in ASA for its best-in-class investment performance in the precious metals mining sector. Other activist investors have also called me, to express serious concern that the only party that appears to benefit from the path ASA appears to be on is Saba - not ASA shareholders.”

Since delivering a 533% total return during Merk's tenure - outperforming its benchmark and all peers - ASA now faces a fundamental change to its mandate at the hands of a Board controlled by Saba. (1)

Saba has accumulated more than 32% of ASA’s shares during a period in which shareholders were not given a meaningful opportunity to determine the Fund’s direction. Mr. Merk believes efforts to solicit shareholder input were actively opposed, including through litigation, pressure on service providers, and the blocking of shareholder nominations.

Axel Merk

5 5 5 B r y a n t S t # 4 5 5 • P a l o Al t o , CA 9 4 3 0 1

Further, Mr. Merk believes efforts to give shareholders a real choice were blocked despite substantial shareholder support. The advisory review process also raises serious questions about whether Merk’s performance, risk controls, and investment process were evaluated with the rigor and objectivity shareholders deserved.

These actions raise serious governance and regulatory concerns that warrant immediate SEC scrutiny.

Shareholders can file a complaint with the SEC at www.saveasa.com/sec.

For more details, visit www.saveasa.com

Media Contact:

Axel Merk
(408) 475-0186
www.saveasa.com

(1) Performance as of May 31, 2026. Since Merk's Peter Maletis began managing ASA in April 2019, ASA delivered a 533.68% total return to shareholders, materially outperforming its benchmark and peer group. ASA also outperformed its benchmark and nearly all peers on a risk-adjusted basis. For more details on ASA’s performance, visit www.saveasa.com/performance.

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